UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.5)*

Better Home & Finance Holding Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

08774B102

(CUSIP Number)

3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, NY 10007, (646) 839-0086

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies of Communications to:

Carl Marcellino

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

November 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSON: Novator Capital Sponsor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 511,046 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 511,046 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 511,046 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) The reported shares include (i) 466,162 shares of Class A Common Stock; and (ii) 44,884 shares of Class A Common Stock issuable upon the exercise of warrants to purchase Class A Common Stock of the Issuer (the “Warrants”). As adjusted for the Reverse Stock Split, each whole share of Class A Common Stock underlying the Warrants is exercisable at a price of $575.00 per share, subject to adjustment. The Warrants expire on August 22, 2028.

(2) Calculated based upon 8,546,917 shares of Class A Common Stock outstanding as of November 4, 2024, as reported by Better Home & Finance Holding Company (f/k/a Aurora Acquisition Corp.) (the “Issuer”) in its Form 10-Q filed with the SEC on November 14, 2024, plus the 44,884 shares of Class A common stock issuable upon the exercise of the Warrants held by the Reporting Person.

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSON: Livenandro Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 450,916 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 450,916 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 450,916 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) The reported shares include (i) 450,000 shares of Class A Common Stock; and (ii) 916 shares of Class A Common Stock issuable upon the exercise of Warrants. As adjusted for the Reverse Stock Split, each whole share of Class A Common Stock underlying the Warrants is exercisable at a price of $575.00 per share, subject to adjustment. The Warrants expire on August 22, 2028.

(2) Calculated based upon 8,546,917 shares of Class A Common Stock outstanding as of November 4, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2024, plus the 916 shares of Class A common stock issuable upon the exercise of the Warrants held by the Reporting Person.

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSON: Thor Björgólfsson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Iceland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 981,962 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 981,962 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 981,962 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.4% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	The reported shares include (i) 20,000 shares of Class A Common Stock held of record by NaMa Capital Limited, a company incorporated in Guernsey (“NaMa”); (ii) 466,162 shares of Class A Common Stock held of record by Novator Capital Sponsor Ltd., a Cyprus limited liability company (“NCSL”); (iii) 450,000 shares of Class A Common Stock held of record by Livenandro Holdings Limited, a Cyprus limited company (“Livenandro”); (iv) 44,884 shares of Class A Common Stock issuable upon the exercise of Warrants held of record by NCSL; and (v) 916 shares of Class A Common Stock issuable upon the exercise of Warrants held of record by Livenandro. As adjusted for the Reverse Stock Split, each whole share of Class A Common Stock underlying the Warrants is exercisable at a price of $575.00 per share, subject to adjustment. The Warrants expire on August 22, 2028.

(2)	The securities are held directly by NaMa, NSCL and Livenandro, respectively, and Thor Björgólfsson may be deemed to have dispositive and voting control over those securities. Each of NaMa, NCSL and Livenandro are indirectly 99.9% owned by the irrevocable discretionary trust known as The Future Holdings Trust for which BB Trustees SA acts as trustee; the directors of such trust are Alessandro Passardi, Jan Rottiers and Arnaud Cywie. Mr. Björgólfsson disclaims beneficial ownership of the shares owned by each of NaMa, Livenandro and NCSL.

(3)	Calculated based upon 8,546,917 shares of Class A Common Stock outstanding as of November 4, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2024, plus the 45,800 shares of Class A common stock issuable upon the exercise of the Warrants held by the Reporting Persons.

EXPLANATORY NOTE

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the original Schedule 13D filed with the SEC on March 18, 2021 (as amended by Amendment No. 1 filed with the SEC on August 28, 2023, Amendment No. 2 filed with the SEC on October 20, 2023, Amendment No. 3 filed with the SEC on October 25, 2024 and Amendment No. 4 filed with the SEC on November 21, 2024, the “Original Schedule 13D”) relating to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer, Better Home & Finance Holding Company, a Delaware corporation, formerly Aurora Acquisition Corp., a Cayman Islands exempted company. Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No. 5 does not modify any information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment No. 5 is being filed to report the current percentage of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3 under the Exchange Act) and Warrants beneficially owned by the Reporting Persons, and reflects: (i) a transfer of 200,000 shares of Class A Common Stock from Livenandro to NCSL on November 26, 2024 (resulting in NCSL again beneficially owning more than 5% of the outstanding shares of Class A Common Stock and being included herein as a Reporting Person); and (ii) the correction of a clerical error with respect to reporting of the Warrants and shares issuable upon exercise of the Warrants.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds use by Livenandro to purchase the securities described herein was the working capital of NCSL.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

NCSL Purchase from Livenandro

On November 26, 2024, NCSL repurchased 200,000 shares of Class A Common Stock of the Issuer from Livenandro at a price per share of $13.02.

NCSL and Livenandro are each indirectly 99.9% owned by BB Trustees SA, as trustee of the irrevocable discretionary trust known as The Future Holdings Trust. The purpose of the transfer and sale of the Warrants and shares of Class A Common Stock from Livenandro to NCSL was for internal structuring reasons and to facilitate the potential resale of shares of Class A Common Stock by NCSL which, as previously disclosed, the Reporting Persons may undertake depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A Common Stock, conditions in the securities markets and general economic and industry conditions.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(c) Except for the transaction described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2024

Novator Capital Sponsor Ltd.

By:	/s/ Pericles Spyrou
Name:	Pericles Spyrou
Title:	Director

Livenandro Holdings Limited

By:	/s/ Pericles Spyrou
Name:	Pericles Spyrou
Title:	Director

/s/ Thor Björgólfsson
Thor Björgólfsson